EXHIBIT 3.2

CERTIFICATE OF CORRECTION
OF THE CERTIFICATE OF AMENDMENT
OF
THE CERTIFICATE OF INCORPORATION
OF
EMISPHERE TECHNOLOGIES, INC.

          The UNDERSIGNED, the Chief Financial Officer of Emisphere Technologies, Inc., (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY the following:

1.

A Certificate of Amendment of the Certificate of Incorporation (“Certificate”) was filed by the undersigned with the Secretary of State of Delaware on June 20, 2005 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

2.	The inaccuracy or defect of said Certificate to be corrected is as follows:

Article FIRST of said Certificate incorrectly states the total number of shares of stock that the Corporation shall have the authority to issue under Article FOURTH of the Certificate of Incorporation.

4.	To correct the inaccuracy in Article FIRST of the Certificate, Artile FIRST is hereby corrected in its entirety to read as follows:

FIRST: At a duly held meeting, the Board of Directors adopted resolutions proposing and declaring it advisable that the Certificate of Incorporation of the Corporation be amended as follows:

By striking Article FOURTH and substituting in lieu thereof the following sentence:

“FOURTH. The total number of shares of stock which the Corporation shall have the authority to issue is fifty-one million (51,000,000), consisting of fifty million shares of common stock, $.01 par value per share (“Common Stock”) and one million (1,000,000) shares of preferred stock, $.01 par value per share (“Preferred Stock”).”

Dated: July 28, 2005
	By:	/s/ ELLIOT MAZA

	Name:	Elliot Maza
	Title:	Chief Executive Officer